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IMMEDIATE RELEASE
FORD MOTOR COMPANY'S JANUARY U.S. SALES DECLINE 11%

DEARBORN, MI, February 1, 2001 - U.S. customers purchased or leased 260,108 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in January, down 11 percent from a year ago.

"We knew January sales would be down from last year's extraordinarily strong level," said Bob Rewey, Ford Motor Company Group Vice President, Global Consumer Services and North America. "While down 11 percent, January sales actually came in slightly better than we expected."

"Yesterday's announcement about lower interest rates was welcome news for consumers," added Rewey. "We believe the present weak period of economic performance will be relatively brief and should give way to improved business conditions later this year."

Ford Motor Company total truck sales were 163,529, down five percent. Passenger car sales were 96,579, down 20 percent.

With the addition of the all-new Ford Escape, Ford Outfitters posted record sales of "No Boundaries" sport utility vehicles. Ford Escape sales were 12,228, driving total Ford brand SUV sales to 51,134, up seven percent. Total Ford Motor Company SUV sales were a record 58,589.

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Ford plans to maintain its  previously-announced  first quarter  North  American production level of 1,050,000 cars and trucks, down 220,000 units (17%) from the first quarter 2000.